UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 24, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

BANCOLOMBIA ANNOUNCES PROPOSAL TO DISTRIBUTE PROFITS

Medellin, Colombia, February 24, 2021

The Board of Directors of Bancolombia S.A (“Bancolombia”) approved the following profit distribution proposal to be submitted at the General Shareholders’ Meeting:

(i)	The payment of an ordinary dividend equal to COP $260 per share, to be paid as follows: COP $65 per share and per quarter on the following dates: April 5, 2021, July 1, 2021, October 1, 2021, and January 3, 2022. Such dividends are proposed to be payable to holders of outstanding common and preferred shares of Bancolombia.
(ii)	The establishment of a specific reserve for the strengthening of equity and future growth of the bank in the amount of COP $810,559 million.
(iii)	A specific reserve for the development of social benefit projects in the amount of COP $10,000 million.

The table below summarizes the profit distribution proposal (Colombian pesos):

Gross profit 2020	1,033,036,556,717.09	
Provisions for income tax and deferred tax	(129,077,316,981.33)	
Net profit fiscal year 2020		**903,959,239,735.76**
Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2020		108,973,102,791.42
Plus release of resources destined to payment of preferred shares dividends		57,701,443,512.78
Total to be distributed		**1,070,633,786,039.96**
Specific reserve for the strengthening of equity and future growth	810,558,766,039.96	
For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31, 2020, in the amount of $260 per share, to be paid as follows: $65 per share and per quarter on the following dates: April 5, July 1, October 1, 2021 and January 3, 2022.	250,075,020,000.00	
Specific reserve for the development of social benefit projects	10,000,000,000.00	
TOTALS	**1,070,633,786,039.96**	**1,070,633,786,039.96**

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371